SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001 -20 Publicly-Held Company – CVM Register 1431-1

NOTICE TO THE MARKET

Companhia Paranaense de Energia – Copel, pursuant to Article 12 of CVM Instruction 358/02, announces to its shareholders and to the market that it received from BARCLAYS Plc., the following notice:

Barclays Compliance
Level 29
1 Churchill Place
London
E14 5HP

Tel: + 44 (0) 207 116 2913
E-mail: geoff.scmith1@barclays.com

Companhia Paranaense de Energia – COPEL
Rua Coronel Dulcídio, 800, 3º andar
80420-170 – Curitiba, PR – Brasil
Attn.: Mr. Paulo Roberto Trompczynski
Investor Relations Officer
Ph.: 55 41 3331-2910
Fax: 55 41 3331-3136
E-mail: paulo.trompczynski@copel.com

London, June 4, 2009

Companhia Paranaense de Energia – Notice of Acquisition of Relevant Shareholding

Dear Sirs,

1) Barclays Plc. (“Barclays”), the undersigned, on behalf of its subsidiaries, Barclays Global Investors Ltd, Barclays Global Investors NA, Barclays Global Fund Advisors, Barclays Capital Securities Ltd, Barclays Capital Inc (jointly, “Barclays Subsidiaries”), hereby informs that Barclays Subsidiaries acquired preferred shares issued by Companhia Paranaense de Energia (“COPEL”) as a result of which their combined interest on June 1, 2009 totaled 6,634,591 preferred shares, representing approximately 5.19% of the preferred shares issued by COPEL.

2) In compliance with Article 12 of Instruction 358 of January 3, 2002 issued by the Securities and Exchange Commission of Brazil (“CVM”), as amended thereto, Barclays hereby requests COPEL’s Investor Relations Officer to disclose the following information to the CVM and the other competent authorities:

(i)

a) Barclays Global Investors Ltd, a company with head offices at 1 Churchill Place, London E14 5HP, holds approximately 0.47% of the preferred shares issued by COPEL;
b) Barclays Global Investors NA, a company with head offices at 400 Howard Street, San Francisco, CA 94105-2618, holds approximately 0.29% of the preferred shares issued by COPEL;

c) Barclays Global Fund Advisors, a company with head offices at 400 Howard Street, San Francisco, CA 94105-2618, holds approximately 4.12% of the preferred shares issued by COPEL;
d) Barclays Capital Securities Ltd, a company with head offices at 1 Churchill Place, London E14 5HP, holds approximately 0.01% of the preferred shares issued by COPEL;
e) Barclays Capital Inc., a company with head offices at CT Corporation System, 1 Commercial Plaza, Hartford, Connecticut 06103, holds approximately 0.3% of the preferred shares issued by COPEL;

(ii) Barclays Subsidiaries acquired preferred shares, resulting in their joint interest totaling 6,634,591 preferred shares issued by COPEL, as specified in item 1 above;
(iii) The above-mentioned interest acquisitions are strictly for investment purposes, with no intention of altering COPEL's shareholding control or management structure;
(iv) Barclays Subsidiaries do not hold any convertible debentures issued by COPEL; and
(v) No contracts or agreements were signed by Barclays Subsidiaries regulating the exercise of voting rights or the sale and purchase of securities issued by COPEL.

3) We remain at your disposal for any additional clarification or comments you require in connection with the matter.

Sincerely,

Barclays Plc
P. Geoff Smith

Curitiba, June 8, 2009

Paulo Roberto Trompczynski
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.